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                             April 9, 2024

       Chuanbo Jiang
       Chief Executive Officer
       STAK Inc.
       Building 11, 8th Floor, No. 6 Beitanghe East Road,
       Tianning District, Changzhou, Jiangsu,
       People   s Republic of China, 213000

                                                        Re: STAK Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted March 29,
2024
                                                            CIK No. 0002002453

       Dear Chuanbo Jiang:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 21, 2024 letter.

       Amendment No. 2 to Draft Registration Statement on Form F-1

       Note 2 - Summary of Significant Accounting Policies
       (m) Revenue recognition, page F-10

   1. We note that in response to prior comment 4 you have confirmed that you do not make any consideration
payable to the end-users. We also note in your response that you have concluded that the
dealers are your customers. Please clarify if you make any
                                                        consideration payable,
such as sales incentives, to your customers, the dealers. Refer to
                                                        ASC 606-10-32-25.
              Please contact Ryan Rohn at 202-551-3739 or Stephen Krikorian at 202-551-3488 if you
       have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce at 202-551-3887 or Jan Woo at 202-551-3453 with any other questions.
 Chuanbo Jiang
STAK Inc.
April 9, 2024
Page 2

                                     Sincerely,
FirstName LastNameChuanbo Jiang
                                     Division of Corporation Finance
Comapany NameSTAK Inc.
                                     Office of Technology
April 9, 2024 Page 2
cc:       Lawrence S. Venick, Esq.
FirstName LastName